Exhibit 99.14

Chap Mercantile Inc.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of the shareholders of Chap Mercantile Inc. (the “Corporation”) held on December 8, 2004 in Calgary, Alberta:

Item 1:  Election of Directors

The five nominees set forth in the management information circular of the Corporation dated November 10, 2004 were elected as directors of the Corporation by a majority vote on a show of hands.

Item 2:  Appointment of Auditors

Deloitte & Touche LLP was appointed as the auditors of the Corporation by a majority vote on a show of hands.

Item 3:  Amendment of Articles – Change of Name

The resolution approving the amendment to the Corporation’s articles to change the Corporation’s name to “Silver Wheaton Corp.” was passed by more than two-thirds of the votes on a show of hands.

Item 4:  Amendment of Articles – Share Consolidation

The resolution approving the amendment to the Corporation’s articles to consolidate all of the issued and outstanding common shares of the Corporation on the basis of a factor of one new common share for five existing common shares was passed by more than two-thirds of the votes on a show of hands.

Item 5:  Approval of Share Option Plan

The resolution approving the adoption of the Corporation’s share option plan and ratifying and confirming the grant of options to purchase 32,300,000 common shares was passed by a majority vote on a show of hands.

Item 6:  Amendment of Articles – Continuance to Ontario

The resolution approving the continuance of the Corporation under the Business Corporations Act (Ontario) was passed by more than two-thirds of the votes on a show of hands.

Item 7:  Confirmation of By-Law Number 1

The resolution confirming the Corporation’s new general By-Law Number 1 was passed by a majority vote on a show of hands.

Item 8:  Number of Directors

The resolution authorizing the directors of the Corporation to determine the number of directors of the Corporation within the minimum and maximum number set forth in its articles and the number of directors of the Corporation to be elected at the annual meeting of shareholders of the Corporation was passed by more than two-thirds of the votes on a show of hands.

Dated this 8th day of December, 2004.

CHAP MERCANTILE INC.

By:

“Paul M. Stein”

Paul M. Stein

Secretary